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                                        Filed by Applied Digital Solutions, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                Subject Company: Applied Digital Solutions, Inc.
                                                   Commission file No. 000-26020


         On April 25, 2000, Applied Digital Solutions, Inc., a Missouri corporation, and Destron Fearing Corporation, a Delaware corporation, jointly issued the following press release:

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY APPLIED DIGITAL
SOLUTIONS, INC. AND DESTRON FEARING CORPORATION ON APRIL 25, 2000.

NEWS RELEASE

FOR IMMEDIATE RELEASE

APPLIED DIGITAL SOLUTIONS, INC. TO ACQUIRE DESTRON FEARING CORPORATION

-- Companies sign definitive agreement; working toward end of the second quarter 2000 effective date --

         Palm Beach, FL and South St. Paul, MN, April 25, 2000 - Applied Digital Solutions, Inc. (Nasdaq:ADSX) and Destron Fearing Corporation (Nasdaq SmallCap:
DFCO) announced today they have signed a definitive merger agreement pursuant to which Applied Digital Solutions will acquire Destron Fearing in a tax-free exchange of common stock. Destron Fearing will merge with Digital Angel.net Inc., a wholly owned subsidiary of Applied Digital Solutions, and the combined companies will do business under the Digital Angel.net Inc. name.

         The terms of the agreement require Applied Digital Solutions to acquire all of the outstanding capital stock of Destron Fearing with newly-issued shares of Applied Digital Solutions' common stock in a transaction that is expected to be tax-free to shareholders. Destron Fearing stockholders will receive 0.75 shares of Applied Digital Solutions stock for every share of Destron Fearing; provided, however, if during the time period immediately prior to closing the average price of Applied Digital Solutions' common stock is less than $8.00 per share or more than $16.00 per share, the exchange ratio would be adjusted to provide that Destron Fearing stockholders receive a minimum of $6.00 or a maximum of $12.00 per share in value of Applied Digital Solutions' common stock. If the average price is below $6.00 or more than $24.00, either Applied Digital Solutions or Destron Fearing can terminate the merger agreement. The "average price" is the average per share last daily closing price of Applied Digital Solutions' common stock as quoted on The


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Nasdaq National Market during the 20 consecutive trading days preceding the fifth trading day immediately preceding the closing date for the merger. All outstanding Destron Fearing options and warrants will be assumed by Applied Digital Solutions based on the exchange ratio. Based on 13,640,772 shares of Destron Fearing common stock currently outstanding, an assumed exchange ratio of
 .75 and without taking into account the exercise of options and warrants assumed by Applied Digital Solutions, Destron Fearing stockholders will own an estimated 17% of Applied Digital Solutions' common stock upon the closing of the merger.

         The agreement, which has already been approved by Boards of Directors of Applied Digital Solutions and Destron Fearing, is subject to approval by Applied Digital Solutions shareholders and Destron Fearing stockholders, as well as regulatory review, including Hart-Scott Rodino. Pending these approvals, the completion of the deal is expected at the end of the second quarter of this year. No assurance can be given that this agreement will result in a transaction.

ABOUT APPLIED DIGITAL SOLUTIONS

Applied Digital Solutions is a leading-edge, single-source provider of e-business solutions. The company differentiates itself in the marketplace by enabling e-business through Computer Telephony Internet Integration (CTII(TM)). With five-year revenue growth (from 1994 to 1998) of 64,012%, Applied Digital Solutions was ranked as the fifth fastest-growing technology company by Deloitte & Touche in its 1999 Technology Fast 500 listing. For more information, visit the company's web site at http://www.adsx.com.

ABOUT DIGITAL ANGEL

In December of 1999, Applied Digital Solutions announced that it had acquired the patent rights to a miniature digital transceiver - which it has named Digital Angel - implantable within the human body that could be used for a variety of purposes, such as providing a tamper-proof means of identification for enhanced e-commerce security, locating lost or missing individuals, tracking the location of valuable property and pets, and monitoring the medical conditions of at-risk patients. The implantable device sends and receives data and can be continuously tracked by GPS (Global Positioning Satellite) technology. For more information about Digital Angel, visit www.digitalangel.net.

ABOUT DESTRON FEARING CORPORATION

Destron Fearing Corporation has been in the animal identification business since 1945. For over 50 years, Destron Fearing has developed, manufactured and marketed a broad range of individual animal identification products. The company owns patents worldwide in microchip technology and is a leader in the world evolution of radio frequency animal identification. For more information about Destron Fearing Corporation, visit the company's web site at: www.destronfearing.com.


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Statements about Applied Digital Solutions' and Destron Fearing's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933,
Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Litigation Reform Act of 1995. Applied Digital Solutions and Destron Fearing intend that such forward-looking statements involve risks and uncertainties and are subject to change at any time, and Applied Digital Solutions' and Destron Fearing's actual results could differ materially from expected results. Applied Digital Solutions and Destron Fearing undertake no obligation to update forwardlooking statements to reflect subsequently occurring events or circumstances.

CONTACT:          Applied Digital Solutions, Inc.

                  Ovations International Inc.
                  Matthew Cossolotto, 914/245-9721
                  matthew@ovations.com or

                  ADS Investor Relations
                  Robert Jackson, 303/707-1468
                  Fax: 303/703-8250
                  rjackson@adsx.com

                  Destron Fearing Corporation

                  BlueFire Partners
                  1300 Fifth Street Towers, 150 S. 5th Street
                  Minneapolis, Minnesota 55402
                  Doug Ewing or Tom Langenfeld, (612) 371-0000 or

                  Destron Fearing Corporation
                  Thomas Patin, (651) 455-1621
                  490 Villaume Avenue
                  South St. Paul, Minnesota 55075

                                      # # #

         Applied Digital Solutions and Destron Fearing will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Applied Digital Solutions will be available free of charge from Applied Digital Solutions at 400 Royal Palm Way, Suite 410, Palm Beach, Florida 33480;
Attention: Kay Langsford, Vice President of Administration, Telephone (561) 366-4800. READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.







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